(WISCONSIN PUBLIC SERVICE CORPORATION LETTERHEAD)

May 1, 1995



TO ALL MEMBERS OF THE FINANCIAL COMMUNITY:

The company formed a holding company in 1994, WPS Resources Corporation. The primary business will continue to be operation of the utility business of Wisconsin Public Service Corporation (WPSC). This forecast includes financial data for the utility subsidiary.

This is our summary of projected construction, operating, and financial data for the five-year period 1995-1999. Construction requirements for this period are about $99 million lower than the five years in our publication of last May primarily due to construction and financing of the 1998 cogeneration facility through the Rhinelander Energy Center (REC) subsidiary.

A favorable decision by the Public Service Commission of Wisconsin (PSCW) resulted in the company's bid being selected to provide our next capacity addition. Construction of REC is expected to begin late this year upon receipt of final approvals. REC is expected to become operational in early 1998 and leased to WPSC.

The forecast of electric sales to ultimate consumers is higher because of greater than anticipated population and economic growth. The forecast of total sales for resale remains about the same, with some shifting from firm to non-firm rates. The firm resale category continues to reflect the anticipated loss of some municipal sales.

Gas volumes remain the same as in the last forecast.

The 1994 annual report and the company's statistical analysis and comments dated April 1, 1995 also provide reference information. If you would like additional information concerning this data or other matters pertaining to the company, please call me. My telephone number is (414) 433-1449.



/s/ R. G. Baeten

Ralph G. Baeten
Treasurer

                                Actual                  Estimated                      Annual
                                      -----------------------------------------------  Growth
SALES AND LOAD DATA              1994     1995      1996      1997      1998    1999    94-99
- -------------------              ----     ----      ----      ----      ----    ----   ------
 Electric Sales - KWH (millions)
   Ultimate Consumers           8 464     8 759     9 032     9 277    9 306    9 336    2.0%
   Resale - Firm                1 361     1 193     1 197     1 170      830      847   (9.0)
             Non-firm             728     1 094     1 155     1 270    1 270    1 270   11.8

 Electric Peak Load - MW
   Summer                       1 543     1 624     1 626     1 650    1 614    1 643    1.3%
   Winter (Nov-Feb)             1 418     1 489     1 478     1 428    1 448    1 469    0.7

 Load Factor - %                77.0         74        76        77       76       75

 Generating Capability - MW
   Summer                       1 843     1 859     1 862     1 862    1 928    1 928
   Winter                       1 921     1 929     1 931     1 999    1 999    1 999

 Generating Reserve
   Adjusted - MW                  298       280       311       287      339      335
   At Peak -  %                  19.3        17        19        17       21       20

 Firm Power Purchases
  (Sales) - MW                   (2)         45        75        75       25       50

 Gas Sales - Therms (millions)  359         369       376       380      384      387    1.5%
 Gas Transp - Therms (millions) 234         219       221       223      226      229   (0.4)

CAPITAL REQUIREMENTS (millions)                                                         Total
                                                                                        95-99
                                                                                        -----
 Construction (Incl AFUDC)
   Electric                     $45.9     $46.3     $44.0     $49.0   $ 49.9   $ 53.5  $242.7
   Nuclear Fuel                   7.9       1.3       8.7      10.1       .4     10.6    31.1
   Gas                           19.5      24.4      11.1      15.8     11.6     11.6    74.5
   Other                          5.0       5.5       6.6       6.5      6.0      4.5    29.1
                                 ----      ----      ----      ----     ----     ----   -----
 Total Construction Expenditures 78.3      77.5      70.4      81.4     67.9     80.2   377.4
 Other Investments               (4.4)     15.4      17.1      17.9     54.3     17.5   122.2
                                 ----      ----      ----      ----     ----     ----   -----
 Total Investments               73.9      92.9      87.5      99.3    122.2     97.7   499.6
                                 ----      ----      ----      ----     ----     ----   -----

SOURCES OF CAPITAL (millions)

 Internal Funds After Dividends $73.4     $73.5     $78.8     $85.3   $ 87.1   $ 88.1  $412.8
  Financing Required               .5      19.4       8.7      14.0     35.1      9.6    86.8
                                 ----      ----      ----      ----     ----     ----   -----
  Total Sources of Capital       73.9      92.9      87.5      99.3    122.2     97.7   499.6
                                 ----      ----      ----      ----     ----     ----   -----

 Financing (Net)
   Common                       $  -      $ -       $ -       $ -     $34.0    $ -     $ 34.0
   Preferred                       -        -         -         -       -        -        -
   Bonds                         (1.0)      -         -         -       -        -        -
   Temporary Funding              1.5      19.4       8.7      14.0     1.1       9.6    52.8
                                 ----      ----      ----      ----     ----     ----   -----
 Total                             .5      19.4       8.7      14.0    35.1       9.6    86.8
                                 ----      ----      ----      ----     ----     ----   -----

INT FUNDS/CONSTRUCTION (%)         94        95       112       105     128       110     109

SIGNIFICANT ITEMS (millions)

 Depreciation                   $56.4     $64.0     $66.2     $67.1   $70.1     $72.7
 Nuclear Fuel Amortization        8.6       8.2       8.0       8.9     7.9       8.0
 AFUDC                             .2        .5        .4        .4      .2        .9
 Deferred Taxes                  (4.6)     (5.9)     (9.1)     (6.5)  (10.1)    (12.2)
 Nuclear Decommissioning          7.4      12.2      12.8      13.4    15.3      16.2


                                    Actual                 Estimated
                                          -----------------------------------------------------
                                     1994        1995      1996       1997       1998      1999
                                     ----        ----      ----       ----       ----      ----
CAPITALIZATION (%)
- --------------
 Common                             55.2          55         55        55         57         57
 Preferred                           6.3           6          6         6          5          5
 Long-Term Debt                     35.7          34         33        32         31         30
 Short-Term Debt                     2.8           5          6         7          7          8

(Capitalization excludes GAAP adjustments and ESOP loans.)

GENERATION MIX (%)
- --------------
 Coal                               62.6          71         72        72         74         76
 Nuclear                            14.6          15         15        15         15         13
 Hydro                               2.6           3          3         3          3          3
 Oil                                  .1           -          -         -          -          -
 Natural Gas                          .5           1          1         1          1          1
 Purchased Power                    19.6          10          9         9          7          7


ANTICIPATED PLANTS
- ------------------

The PSCW ordered a bidding process to fill company capacity needs in 1998. A company bid for 122 MW of cogeneration won preliminary approval from the PSCW in late 1994. The REC lease is the only capacity addition anticipated during the forecast period.


SALES AND LOAD DATA
- -------------------

Effects of load management, time-of-use billing, interruptible rates, and other demand-side management programs are included in sales and load projections. Peak load is forecast to grow at annual rates of 1.2% and 1.5% for the next ten- and twenty-year periods, respectively. KWH sales are forecast to grow at 1.1% and 1.4%, respectively, for the same periods.

Generating reserve includes the effect of contracted capacity sales and purchases with other utilities.


CAPITAL REQUIREMENTS AND SOURCES
- --------------------------------

Construction includes inflation rates of 2.2% to 3.0% for generation and transmission.

Internal cash flow assumes 12% return on average common equity with dividend payout at 75%. AFUDC is included in construction and internal funds. Nuclear decommissioning expenditures are included in other investments.


BONDING CAPACITY
- ----------------

Under the most restrictive covenant of the Bond Indenture, the company would have been entitled to issue approximately $480 million of First Mortgage Bonds on December 31, 1994.

ACCOUNTING PRACTICES
- --------------------

The company has historically followed conservative accounting practices. The PSCW has approved for ratemaking purposes full accrual of the amounts calculated for post-retirement benefits under SFAS 106, for pension benefits under SFAS 87 and for post-employment benefits under SFAS 112.

For Wisconsin and Michigan jurisdictions, the company capitalizes AFUDC on 100% of construction related to new generating units and on 50% of all other construction work in progress at the company's adjusted cost of capital. AFUDC for FERC jurisdiction is based on the formula prescribed in the FERC chart of accounts.

Estimated depreciation is based on rates approved by the PSCW. Composite rates are 3.41% for electric and 3.37% for gas.


WISCONSIN COMMISSIONERS
- -----------------------
                                 Prior              Commissioner       Term
                              Occupation              Since            Expires
                              ----------            ------------       -------

Cheryl Parrino - Chairman    PSCW Accounting Admin      2/91            3/97
Scott Neitzel                State & Fed Govt Official  1/92            3/99
Open Seat                                                               3/01





1994 AVERAGE REVENUE PER KWH SOLD (c)
- -------------------------------------

                                            Res           Coml         Ind
                                            ---           ----         ---
WPSC                                        6.79          5.37         3.41
Investor-Owned Electrics                    8.45          7.76         4.81



% COMPOUND GROWTH OF KWH SALES (FIRM)
- -------------------------------------
               U.S.       WPSC                            U.S.          WPSC
               ----       ----                            ----          ----
1930-1940      4.7        5.1          1960-1970          7.4           7.9
1940-1950      9.0        9.8          1970-1980          4.3           6.0
1950-1960      9.3        8.6          1980-1990          2.3           3.4



RATE CASES
- ----------
                  Filing       Amount       Amount
                   Date      Requested     Received    Increase      Effective
                  ------     ---------     --------    --------      ---------
Wisconsin Elec    4/94        $(10.8)MM     $(10.9)MM     (2.5)%      1/95
        Gas       4/94             -            -            -        1/95